EXHIBIT 99.1

PRESS RELEASE

Banro Intersects Significant Gold Mineralization
in Trenches on its Kamituga Project

Trench sampling results at Kamituga include 51 metres grading 2.65 g/t Au, 18.0 metres at 3.06 g/t Au, 32.0 metres at 2.36 g/t Au and 22.00 metres grading 2.14 g/t Au

Toronto, Canada – January 23, 2012 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to announce positive initial exploration results from the Company's wholly-owned Kamituga project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the "DRC").  Highlights of the initial trench results received from the Mobale and Kibukila prospects at Kamituga are 18.0 metres grading 3.06 g/t Au in trench MOB-CH1, 22.00 metres grading 2.14 g/t Au in trench MOB-CH5, 32.0 metres grading 2.36 g/t Au from trench KIB-T1 and 51.0 metres grading 2.65 g/t Au from trench KIB-T2.

The Kamituga project is located approximately 100 kilometers south west of the city of Bukavu, South Kivu Province, in the eastern DRC.  The project comprises three wholly-owned exploitation permits covering an area of 649 square kilometers.  The Kamituga project is contiguous to Banro’s Twangiza (northeast) and Lugushwa (southwest) properties along the northeast trending Twangiza–Namoya gold belt.

Gold mineralization at Kamituga is hosted with quartz veins and disseminated sulphides, a product of hydrothermal alteration of weakly metamorphosed, Mid-Proterozoic metapelite and metasiltstones.  The metasedimentary sequence has a prominent northeast-southwest trend with moderate to shallow dips towards the southeast.  The metasedimentary sequence was intruded by diorites, granites and pegmatites throughout the Proterozoic period.  Neogene basalts occur overlying the Proterozoic sediments around the Kamituga area, forming prominent hilly grounds.

The central Kamituga area is the focus of the Company’s current exploration work.  It comprises old deposits and workings of D3-Mobale and Tshanda, which were sites of past open pit and underground operations.  Other prospects are Filon 20, Kibukila, G22, G15 and Kalingi (Figure 1).

A soil grid was initially established over an 8.64 kilometer by 3.72 kilometer area in the central Kamituga area, centered over the old workings and extending further to the northeast and southwest (Figure 1). By the end of the second quarter of 2011, 4,867 soil samples were collected from the established grid.  Analytical results received from the SGS laboratory in Mwanza, Tanzania have highlighted five broad gold-in-soil anomalies (Figure 1) defined using a threshold value of 100 ppb:

●	Mobale Prospect (Tshanda, D3 and Tobola): 2.0 kilometers long by 1.0 kilometer wide.
●	Kibukila Prospect (including Filon 20): 2.5 kilometers long by 0.30 kilometers wide.
●	G15 Prospect: 1.0 kilometer long by 0.20 kilometers wide.
●	G22 Prospect: 0.5 kilometers long by 0.30 kilometers wide.
●	Kalingi Prospect: 3.0 kilometers long by up to 0.20 kilometers wide zone of spot anomalies.

Ground-truthing and bedrock mineralization delineation work over these zones was undertaken using a motorized auger drill and trenching.  To date, 691 auger holes have been drilled for 3,664 auger samples in the prospects within the plus 100 ppb gold-in-soil anomalies.  Follow-up trenching has been undertaken to further delineate the bedrock mineralization and, to date, 3,331.35 metres of trenching has been undertaken and 3,260 trench channel samples collected (Figures 2 and 3).  Results from the trenches are tabulated in the following table:

PROSPECT	TRENCH ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
Mobale	MOB-CH1	0.00	18.00	18.00	3.06
	Including	7.00	15.00	8.00	5.59
	MOB-CH1	20.00	26.00	6.00	0.50
	MOB-CH1	43.00	46.00	3.00	1.28

	MOB-CH3	11.00	25.00	14.00	1.17

	MOB-CH4	59.00	90.00	31.00	1.10

	MOB-CH5	0.00	22.00	22.00	2.14
	Including	0.00	3.00	3.00	12.64

	MOB-CH7	15.00	20.00	5.00	1.44

	T8	5.00	12.00	7.00	1.20
	T8	36.00	41.00	5.00	2.39
	T8	42.00	50.00	8.00	1.18

	MOB-T1	79.00	82.00	2.00	12.84
	MOB-T2	140.00	145.00	5.00	4.33
	MOB-T9	0.00	5.30	5.30	1.01

	MOB-T9	22.00	36.00	14.00	1.06

PROSPECT	TRENCH ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
	MOB-T10	43.00	49.00	6.00	1.14

	MOB-T14	41.00	50.00	9.00	0.63

	MOB-T15	41.00	50.00	9.00	0.53

G22	G22-CH1	26.00	38.00	12.00	1.00

	G22-CH1	42.00	47.00	5.00	1.54

	G22-CH2	35.00	62.00	27.00	0.61

	G22-CH3	23.00	28.00	5.00	1.52

Kibukila	KIB-T1	70.00	86.00	16.00	1.32
	Including	80.00	83.00	3.00	5.26
	KIB-T1	112.00	144.00	32.00	2.36
	KIB-T1	157.00	166.00	9.00	1.49
				0.00
	KIB-T2	112.00	163.00	51.00	2.65
	Including	128.00	145.00	17.00	5.86

	KIB-T2	249.00	253.00	4.00	2.64

	KIB-CH1	37.00	42.00	5.00	3.92
	KIB-CH1	66.00	68.00	2.00	2.96

Commenting on the results from Kamituga, Simon Village C.E.O. of the Company, said: "These results are promising and underscore the significant exploration potential of the Kamituga property. The current exploration coverage was focused on the old mine working in Mobale which has historically produced in excess of one million ounces of gold from high grade quartz veins, and using rudimentary exploration and processing techniques, and this has assisted in outlining significant mineralization extension potential in the Kibukila prospect to the southeast. The Company believes that the Kibukila prospect has potential to add ounces to the existing Kamituga resource base. To accelerate the discovery and delineation of the gold zones on the project, the Company in November 2011 mobilized one reverse circulation (RC) drill rig to commence a 10,000-metre reverse circulation drill program, which is expected to be completed during the second quarter of 2012. In addition, the Company is mobilizing a diamond drill (DD) rig for a 5,500-metre diamond drilling program to be undertaken concurrent with the on-going reverse circulation drill program.”

Kamituga History
Gold was first reported from the Kamituga region in the 1920s mainly from rich alluvial sources.  Regional infrastructure was developed from 1930 to 1938, when intense alluvial exploration and exploitation ensued. Exploration in the Mobale River was carried out from 1933 to 1935, with exploitation being carried out from 1937 to 1996. Historical records suggests approximately 850,000 ounces of gold were recovered from 1924 to 1960.  Mining of rich quartz reefs started in 1937, with commissioning of a cyanide flotation plant.

The principle mining method employed was underground room and pillar utilizing 50-metre panels and approximately 20% pillars.  It is estimated that from 1936 to 1966, more than 804,000 ounces of gold were recovered from the D3-Mobale mine.  Limited open pit mining was also undertaken in the Tshanda east of the Mobale mine.  The mining activities at Kamituga were stopped in 1996 due to civil unrest.

Banro commenced exploration at the Kamituga project in 1998 by reviewing the geology, gold mining and resources using an independent consultant.  Following this work, an inferred mineral resource of 7.26 million tonnes grading 3.9 g/t gold, equivalent to 915,000 ounces of gold, was outlined based on historical data and available mine information.  From 2007 to 2010, Banro undertook extensive regional exploration of the Kamituga project utilizing airborne geophysics (magnetic and radiometric surveying) and LiDar surveys.  Subsequent interpretation of the regional dataset led to the planning of a ground follow-up program.

Procedures
All soil, trench, rock and auger samples collected during the exploration by the Company at Kamituga were placed in sealed bags and sent to the Company's sample preparation facility in Bukavu, DRC.  The rock, trench and auger samples were then crushed down to minus 2 mm and split with half of the sample pulverized down to 90% passing 75 microns.  The soil samples were sieved to minus 2 mm and the undersized fraction pulverized down to 90% passing 75 microns.  Approximately 150 grams of the pulverized sample was then shipped to the SGS laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analyzed for gold by fire assay using a 50g charge.  As part of the Company's QA/QC procedures, internationally recognized standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Kamituga property is contained in the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005 and entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo".  A copy of this report can be obtained from SEDAR at www.sedar.com.

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Daniel K. Bansah, who is a Member and Chartered Professional of The Australasian Institute of Mining and Metallurgy (MAusIMM(CP)), the Company’s Vice President, Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).  Mr. Bansah has reviewed and approved this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of four additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometer long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt.  The initial focus of the Company is on oxides, which attract a lower technical and financial risk to the Company and will also maximize cash flows in order to develop the belt with minimal further dilution for shareholders. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact: Simon Village, CEO & Chairman, United Kingdom, Tel: +44 (1959) 575 039,
orArnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada; +1 (416) 366-2221,or Naomi Nemeth, Investor Relations, Toronto, Ontario, Canada, +1 (416) 366-2221 Ext. 2802 or +1-800-714-7938,  Error! Hyperlink reference not valid.E: info@banro.com

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, the estimation of mineral resources, future gold production, potential mineralization, potential mineral resources and the Company's exploration and development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: the possibility that future exploration results will not be consistent with the Company's expectations; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources (the mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced); there is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting exploration results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

 Figure 1: Location map of the Central Kamituga soil grid showing old workings, soil anomalies (Au > 100 ppb) and prospects.

Figure 2: Geological map of the Mobale Prospect showing trench results and soil anomalies (Au > 100 ppb).

Figure 3: Geological map of the Kibukila and G22 Prospects showing soil anomalies (Au> 100 ppb) and trench results.